MAIL STOP 3561

October 11, 2005

Ms. Sandra K. Conklin
President
LDG, Inc.
4944B Windy Hill Drive
Raleigh, NC 27587

Re: LDG, Inc.
Registration Statement on Form SB-2
File No. 333-122666
Amendment No. 2 Filed September 6, 2005

Dear Ms. Conklin,

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We reissue comment 2 from our letter of June 30, 2005, which was a reissue of comment 1 from our letter of March 14, 2005. Please revise your disclosure to provide that all offers and sales will be made at a disclosed fixed price for the duration of the offering. The prospectus should also make clear the fact that the selling shareholders are underwriters with respect to this offering.

As noted in our initial letter to you, the resale offering by the selling shareholders appears to be a primary offering by LDG through the selling security holders. Rule 415(c) of Regulation C provides that offerings by or on behalf of the company may only be conducted at the market if they meet the requirements of Rule 415(a)(4) of Regulation C. Since your offering does not appear to satisfy those provisions, an "at the market" offering by affiliates is not permissible.

We note your counsel's statements in his response letter that "Reg. 415(a)(4) is not applicable to the selling shareholders. It is only applicable to 'registrants.' A 'registrant' is an issuer of securities. See Reg. 100(a)(4) of the Securities Act of 1933. An 'issuer' is a person who 'issues' a security. Selling shareholders selling shares are not 'issuing securities.' See section 2(4) of the Act."

We do not feel that such an analysis provides any basis for rescinding our previously issued comments. As discussed in the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations, the question of whether an offering styled as a secondary one is really on behalf of the issuer is not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

Please revise your disclosure to provide that all offers and sales will be made at a disclosed fixed price for the duration of the offering, and revise the prospectus where appropriate to make clear that such selling shareholders are underwriters with respect to this offering.

2. Additionally, and again as noted in our letter of March 14, 2005, the offering must be prompt and continuous for the duration of the offering. LDG does not appear to qualify to conduct a delayed offering under Rule 415(a)(1)(x). Please expand the disclosure to explain how the offering will be conducted in a prompt and continuous manner. Revise the registration statement throughout accordingly.

Risk Factors, page 6

3. We reissue comment three from our letter of June 30, 2005. Please revise your disclosure throughout your registration statement to comply with Rule 419. We note your counsel's definitional analysis of the issue but do not believe it addresses our previously-expressed concerns. At minimum, his response certainly does not address the quoted passage from Release No. 6932.

As stated in our letter of June 30, 2005, we note the following statements contained in various risk factors:

- "This means that there is substantial doubt that we can continue as an ongoing business without additional financing and/or generating profits…Currently, we have no plans for additional financing. We intend to rely on our revenues for all of our capital needs. If we cannot raise additional capital or generate sufficient revenues to operate profitably, we may have to suspend or cease operations." Risk Factor 1

- "We have never operated profitably…In fact, it is unlikely we will operate profitably." Risk Factor 2.

- "If we are to substantially increase our net sales, it is likely we will seek to raise additional capital…Currently we have no plans to raise additional capital. As a result, if we cannot obtain acceptable financing, we may have to suspend or cease operations." Risk Factor 6.

It appears that your disclosure indicates that "there is substantial doubt that [you] can continue as an ongoing business without additional financing and/or generating profits" however, you "have no plans to raise additional capital" and you find it "unlikely [that you] will operate profitably." As a result, it would appear from your disclosure that you have no viable business plan.

Section (a)(2) of Rule 419 includes within the definition of "blank check company" is a development stage company issuing penny stock that "has no specific business plan or purpose." In discussing this definition in the adopting release, the Commission stated that it would "scrutinize . . . offerings for attempts to create the appearance that the registrant . . . has a specific business plan, in an effort to avoid the application of Rule 419." See Release No. 6932 (April 13, 1992).

In view of the foregoing, it appears that the uncertainty surrounding your business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. Accordingly, please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C or provide a detailed explanation as to why Rule 419 does not apply to this offering. If you believe that you do not fall within the definition of a blank check company, appropriate disclosure to demonstrate your status as a non-blank check company should be included in the prospectus, including disclosure of the reasons for this offering in light of the substantial doubt that your company can continue operating as a going concern and your lack of plans to raise capital.

4. In connection with the preceding comment, we note the following passage, which has been inserted twice into your most recent amendment:

   "We are not a blank check corporation. Section 7(b)(3) of the Securities Act of 1933, as amended (the "Act") defines the term "blank check company" to mean, any development stage company that is issuing a penny stock that, "(A) has no specific plan or purpose, or (B) has indicated that its business plan is to merge with an unidentified company or companies." We have a specific plan and purpose. Our business purpose is to be a provider of graphic design services to a customer base which consists primarily of corporate clients. Further, we have not indicated in any manner whatsoever, that we have plans to merge with an unidentified company or companies. As a matter of law, we are not a blank check corporation as defined in section 7(b)(3) of the Act and is not subject to the provisions or Rule 419 of the Act."

   Such statements are legal conclusions that you are not qualified to make. Please remove such statements from your registration statement or attribute them as the opinion of counsel and have your counsel file an appropriate opinion of counsel addressing the issue as well as a new consent with respect to the company's use of his name in connection with such representation.

5. We reissue comment four from our letter of June 30, 2005, which was a reissue of comment 11 from our letter of March 14, 2005. Your officers and directors intentions with respect to running the company after the sale of their shares should be included as a risk factor. Do they intend to remain? We note your counsel's response that "Our officers and directors intend to remain with the Company. They have no intention of leaving the Company. We do not understand how their intention to remain with the Company is a risk." Please feel free to reread our previous two comments on this issue wherein we asked for inclusion of a risk factor "with respect to running the company after the sale of their shares." Contrary to your counsel's letter, we did not ever state that "their intention to remain with the Company is a risk." Again, as set forth in our letter of June 30, 2005, please either provide the requested disclosure or your reasoning as to why you do not believe a risk exists for your officers and directors to stop overseeing the operations of LDG once they have sold their ownership interest. At minimum, please frame your analysis in light of your disclosure that the company that has "never operated profitably…[and] in fact…is unlikely to operate profitably" and the fact that your auditors have issued a going concern opinion.

6. We also reissue comment five from our letter of June 30, 2005, which again was a reissue of comment 14 from our letter of March 14, 2005. Please include a risk factor that all outstanding shares, including all shares beneficially owned by officers and directors of the company, are being offered for sale.

Determination of Offering Price, page 9

7. We reissue comment six from our letter of June 30, 2005, which was a reissue of comment 16 from our letter of March 14, 2005. As noted above, because LDG does not qualify to conduct an offering "at the market," all offers and sales must be made at a disclosed fixed price for the duration of the offering. Please see comment one, above.

Management's Discussion and Analysis or Plan of Operation, page 15

8. Please expand upon your disclosure with respect to the expansion analysis you disclose is currently being carried out by Ms. Conklin. Please disclose the specific costs related to each aspect of the expansion analysis, specifically disclose which activities have been completed and which are ongoing. Additionally, please advise where such costs have been accounted for in your financial statements.

9. Revise the Liquidity section to discuss the terms of the Agreement entered into by LDG, Sambrick and Ms. Conklin and file an executed copy of the Agreement as an exhibit. Disclose whether management intends to issue additional stock or pay cash to settle the remaining balance of Ms. Conklin's accrued salary.

Financial Statements
Statements of Operations

10. Please tell us the period(s) in which you incurred the $43,957 remaining balance of accrued salary and indicate where the expense and liability are classified in the statement of operations and balance sheet, respectively.

Statements of Cash Flows

11. Revise to present the noncash distribution and contribution of $18,000 under the correct chronological heading or tell us why it is appropriate to present these events as 2005 transactions.

Note 3 – Related Party Transactions, page 43
Accrued Compensation

12. Revise the third paragraph to discuss briefly the terms of the March 2003 agreement entered into by LDG, Sandra Conklin and Sambrick. Disclose the period in which the $18,000 non-cash distribution and non-cash contribution were actually made.

13. We note that you are not presenting the gross equity effect of settling the unpaid rent as a reduction of accounts receivable. Please revise the statement of stockholders' equity to recognize both the capital contributions and distributions that arise as a result of this transaction for all applicable periods.

Recent Sales of Unregistered Securities, page 46

14. We reissue comment 14 from our letter of June 30, 2005, which was a reissue of comment 49 from our letter of March 14, 2005. Please disclose the facts and circumstances relied upon to make the exemption available for each transaction. See Item 701(d) of Regulation S-B. We note your counsel's request for us to advise of the specific information we seek. As noted in our previous two letters, we are asking for the "facts and circumstances relied upon to make the exemption available for each transaction" as required by Item 701(d).

Exhibits
Legality Opinion

15. We reissue comment 15 from our letter of June 30, 2005. Please reconcile the stated offering price noted in your legality opinion ($0.01) with that provided in prospectus ($0.05). We note your response that "The legality opinion has been revised" but no revised opinion was included with your most recent amendment. Please file with your next amendment.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to John Zitko at (202) 551-3399, or Mike Karney, who supervised the review of your filing, at (202) 551-3847.

Sincerely,

John Reynolds
Assistant Director

cc: Conrad C. Lysiak
        Fax: (509) 747-1770